AgiiPlus Inc.

November 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Registration Statement on Form F-1 Filed September 16, 2022 File No. 333-267461

Dear Mr. Lopez and Mr. Holt:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 11, 2022 regarding the Registration Statement on Form F-1 filed by AgiiPlus Inc. on September 16, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Registration Statement on Form F-1 filed September 16, 2022

Exhibits

1. Please refer to Exhibit 99.2, first paragraph on page 5 ("Taxation"), which indicates that statements describing matters of PRC tax law are correct and accurate. Please revise the opinion to state clearly that the disclosure in the taxation section of the prospectus is the opinion of counsel. See Item III.B.2. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, our PRC legal counsel has revised the opinion filed as exhibit 99.2 to Amendment No. 1 to the Registration Statement to state clearly that the disclosure in the taxation section of the prospectus is their opinion.

2. Please refer to Exhibit 99.2, second paragraph on page 5 ("Statement in the Registration Statement"), which indicates that statements describing or summarizing matters of PRC law are correct and accurate. Please revise the opinion to address clearly the specific opinions identified instead of the manner in which such topics are described in the prospectus. As non-exclusive examples only, please revise the opinion to cover:

●	The statement on page 5 that the operations of AgiiPlus' PRC subsidiaries are not subject to the foreign investment restrictions or prohibitions set forth in the “negative list” currently issued by the State Council and foreign investors are allowed to hold 100% equity interests of AgiiPlus’ PRC subsidiaries;

●	The statement on page 7 that each of AgiiPlus and AgiiPlus' PRC subsidiaries is not currently required to obtain any permission or approval from the CSRC or CAC for AgiiPlus to issue securities to foreign investors; and

●	The statement on page 8 that under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE.

Response: In response to the Staff’s comment, our PRC legal counsel has revised the opinion filed as exhibit 99.2 to Amendment No. 1 to the Registration Statement to address the specific opinions identified, including their opinion as to foreign investment restrictions, including the “negative list”, permission and approval requirements from the CSRC or CAC, and PRC foreign exchange regulations.

General

3. We note the investor presentation you filed as a free writing prospectus on September 30, 2022. We also note your registration statement does not include a price range. Please tell us how you concluded the investor presentation was permissible as a free writing prospectus under Rule 433.

Response: In response to the Staff’s comment, we have updated throughout Amendment No. 1 to the Registration Statement to include the price range and number of shares offered for this offering. Additionally, we included a risk factor under “Risk Factors — Risk Factors Relating to AgiiPlus’ Ordinary Shares and this Offering — We might have contingent liability arising out of a possible violation of Section 5 of the Securities Act in connection with our use of the investor presentation filed with the U.S. Securities and Exchange Commission on September 30, 2022” to disclose that we are subject to risks of violation under Section 5 of the Securities Act in connection with this investor presentation.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC